September 21, 2016

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Laurie E Abbott, Esq.

Re:	Cemtrex, Inc.

Forms 10-K and 10-K/A for Fiscal Year Ended September 30, 2015 DEF 14A filed February 8, 2016

Forms 10-Q for Fiscal Quarters Ended March 31, 2016 and June 30, 2016

Form 8-K/A filed August 17, 2016

Response dated August 22, 2016

File No. 001-37464

Ladies and Gentlemen:

This letter responds to the comments received from the staff of the Securities and Exchange Commission (the “SEC”) by letter dated August 31, 2016 with respect to the (i) Form 10-K for the fiscal year ended September 30, 2015, (ii) Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2015, (iii) Form 8-K/A dated June 7, 2016 (filed August 17, 2016), and (iv) Form 10-Q for the fiscal quarter ended June 30, 2016, of Cemtrex Inc. (the “Company”).

Form 10-K for the Fiscal Year Ended September 30, 2015

Market for Registrant’s Common Equity, page 13

1.	Please tell us how the “Subsequent Notice” referenced in your response to prior comment 4 complied with the requirements of Rules 14c-2 and 14c-5 of Regulation 14C. It appears from your public filings that you never filed a proxy or information statement related to the “Shareholder resolution.”

Response: We will file a preliminary Information Statement on Schedule 14C within 30 days.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2015

2.	We reference your response to comments 6 through 9 in our letter dated July 19, 2016 which indicates that you will include the requested disclosures in future filings. Please tell us why you did not provide the additional disclosures in the amendment to the Form 10-K filed on August 25, 2016.

Response: It was our understanding that this comment was required for filings regarding future periods and not amendments to prior periods. Is it the SEC’s understanding that we should file an additional amendment to our 2015 Form 10-K addressing those disclosure comments?

Cemtrex Inc. • 19 Engineers Lane • Farmingdale, NY USA • 11735 • Tel:631.756.9116 Fax: 631.420.4985 • www.cemtrex.com • info@cemtrex.com

3.	Please refer to your response to prior comment 25 in our letter to you dated May 9, 2016. In that response, you represented that you would include all “pertinent exhibits” in an amended Form 10-K. However, the amended Form 10-K you filed on August 25, 2016, appears to be missing the affiliated and bank loan documents mentioned on page 17. Likewise, the Form 10-Q filed August 15, 2016 does not include these documents as exhibits. Further, it appears that you have not yet filed as exhibits the agreements regarding your acquisitions completed during the current fiscal year. Please file as exhibits these agreements and the documents related to the affiliated and bank loans.

Response: Many of these documents are written in the German language and if we have to translate them then it will take some time. We will include the multiple exhibits mentioned above no later than in our Annual Report on Form 10-K for the year ended September 30, 2016.

Form 8-K/A dated June 7, 2016 (filed August 17, 2016)

Exhibit 99.1 Audited Financial Statements listed in Item 9.01(a).

4.	Please tell us why you do not include unaudited financial statements of Periscope for most recently completed interim period as required by Rule 8-04 of Regulation S-X.

Response: We will file an amendment to our Form 8-K within the next 30 days.

Income Statement, page 3

5.	We reference the items described as “extraordinary” in the income statement on page 3. Please explain to us how these items meet the criteria in ASC 225-20-45 to be classified as “extraordinary.”

Response: As defined by ASC 225-20-45-2, “extraordinary” items are distinguished by their unusual nature and by the infrequency of their occurrence. Periscope GmbH made these adjustments, which included adjustment to the carrying values of certain assets to their liquidation values, accruals for costs related to staff downsizing and other liquidation related expenses, and adjustments to pension benefit obligations as required by the German government. The Company believes that, based on its audited financials, these items were unusual in nature and not likely to occur in the future.

Note 4. Extraordinary Result, page 8

6.	The nature and accounting treatment for the items identified as “extraordinary” in Note 4 is unclear. Please provide us with a detailed response that addresses each bulleted item included in extraordinary result on page 8. Please discuss the nature of each adjustment, the basis for the accounting treatment and the specific U.S. GAAP literature that you relied on for the accounting.

Cemtrex Inc. • 19 Engineers Lane • Farmingdale, NY USA • 11735 • Tel:631.756.9116 Fax: 631.420.4985 • www.cemtrex.com • info@cemtrex.com

Response: Following are the details of the extraordinary items:

-	Write-downs due to the change in valuation of fixed assets at liquidation values of $11,227,650 are in accordance with ASC 205-30-30-1.

-	Inventory write-downs in the amount of $6,604,500 are in accordance with ASC 330-10-35-1.

-	Restructuring costs in the personnel area for personnel reduction in the amount of $4,828,500. This accrual was taken into consideration for the period of time up to the preparation of financial statements in accordance with ASC 205-30-25-7.

-	Pension provisions adjustment were made due to the “going-concern” premise in the amount of $6,995,220. This value provides the projected pension benefit obligation and the interest rate adjustment and were required under the laws governing pensions in Germany. These liabilities were recorded in accordance with ASC 205-30-25-7.

-	Provisions and current expenses for legal and settlement costs including potential losses from leases of $8,136,300 were booked in accordance with ASC 205-30-25-7.

Note 5. Other Information, page 8

7.	Please clarify if Periscope was in liquidation at the date of the financial statements. We note the disclosure in Note 5 that on 24 May 2016 insolvency proceedings were opened by its own administration and that the application was presented on 26 November, 2015. If the company was in liquidation, please tell us how the financial statements comply with ASC 205-30.

Response: Periscope was not officially in liquidation until 24 May 2016 at the time the insolvency proceedings were opened. The financial statements for fiscal year 2015 comply with ASC 205-30 in that the following criteria were met:

•	there is no plan for liquidation in Periscope’s governing documents,
•	a plan for liquidation had been approved and there was a remote chance that:
•	execution of the plan would be blocked,
•	the entity, as it existed at the time of the financial statements, would not return from liquidation,
•	accrual of additional expenses related to liquidation were included, and
•	assets are valued at their liquidation value,

Exhibit 99.2 Unaudited Pro Forma Combined Financial Information

8.	We note that you provide pro forma statements of operations for the twelve months ended September 30, 2014 and September 30, 2015. Please note that a pro forma income statement should not be presented for more than one complete fiscal year. Refer to Rule 8-05(b) of Regulation S-X and revise as appropriate.

Response: We will revise this exhibit in a Form 8-K amendment that we will file within 30 days.

Cemtrex Inc. • 19 Engineers Lane • Farmingdale, NY USA • 11735 • Tel:631.756.9116 Fax: 631.420.4985 • www.cemtrex.com • info@cemtrex.com

9.	Please tell us why you do not include pro forma financial information for the most recent interim period as required by Article 11-02(c) of Regulation S-X.

Response: The pro forma for the most recent interim period prior to acquisition will be included in an amendment to be filed within the next 30 days.

10.	We see that you allocated significant purchase price to inventory and property and equipment. We also reference the disclosure that Periscope had previously impaired assets due to going concern issues. Please clarify the underlying reasons for the significant increase in fair value of inventory and property and equipment, particularly in light of the recent impairment recorded by Periscope.

Response: Inventory and property and equipment were presented on Periscope’s books at liquidation value. The Company had a third-party asset appraisal and allocated those portions of the purchase price based on fair-market value.

11.	As a related matter, please explain to us how you analyzed if you acquired any intangible assets under ASC 805-20-25-10 and 805-20-55.

Response: The Company reviewed the assets acquired and did not obtain any intangible assets. No trademarks or franchise rights were obtained and no contracts were favorable or unfavorable relative to terms of current market transactions.

12.	Please tell us why you did not include a pro forma adjustment to the statement of operations to reflect the estimated increase to depreciation and amortization expense related to the acquired property and equipment.

Response: There was no increase in depreciation expense. During fiscal 2015, Periscope recorded depreciation on the cost basis, not liquidation value.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Condensed Consolidated Financial Statements

Note 11. Business Combination, Periscope, GmbH, page 11

13.	Please tell us why you do not include pro forma financial information reflecting the acquisition of Periscope, as required by ASC 805-10-50-2(h).

Response: It was impractical to do so at the time as the Company’s Form 8-K/A had not been filed at the time and the financial information had not been reviewed and properly translated to U.S. dollars. We shall include such information now in our next Form 10-K filing.

Cemtrex Inc. • 19 Engineers Lane • Farmingdale, NY USA • 11735 • Tel:631.756.9116 Fax: 631.420.4985 • www.cemtrex.com • info@cemtrex.com

Management’s Discussion and Analysis, page 15

Gross Profit, page 17

14.	In future filings, when you attribute a change in gross profit percentage to a change in product mix, please describe how that mix changed, thus affecting your gross profit percentage.

Answer: We will comply with this comment on future filings.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your cooperation in resolving these comments and would sincerely appreciate your expedited review of our responses since we have already filed a Form S-1 registration statement to raise needed funds for the Company.

Sincerely,

/s/ Saagar Govil

Saagar Govil

President & Chief Executive Officer

Cemtrex, Inc.

cc:	Amanda Ravitz

Kristin Lochhead

Brian Cascio

Geoff Kruczek

Spencer Feldman

Cemtrex Inc. • 19 Engineers Lane • Farmingdale, NY USA • 11735 • Tel:631.756.9116 Fax: 631.420.4985 • www.cemtrex.com • info@cemtrex.com